

Health Net®

Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

June 22, 2006

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Todd Sherman, Staff Accountant

                    Re: Health Net, Inc.

Dear Mr. Sherman:

        As a follow-up to our call on June 15, 2006, you have requested that we provide further information in support of the statement in our letter dated May 5, 2006 to the Securities and Exchange Commission (the "Commission") that "a loss relating to the compensatory or punitive damages in the AmCareco matter is not reasonably estimable at this time."

        As indicated in our letter of May 5th, this statement was based on extensive consultation with our outside trial and appellate counsel and other factors described in our letter to the Commission dated April 5, 2006. Counsel have advised that we have a number of strong grounds to appeal and possibly achieve a reversal of the AmCareco judgment, which contributes to our inability to estimate the loss at this time. These grounds include, among others, certain issues relating to the applicable statute of limitations and venue, causation of AmCareco's loss, allocation of fault among the parties, damages proven by AmCareco and procedural rulings of the trial court judge. Another significant ground for appeal relates to the verdicts rendered in the AmCareco matter. The AmCareco litigation consisted of three cases, one of which was tried before a Louisiana jury and two of which were tried by the judge – all in the same courtroom. The jury awarded punitive damages to the Texas receiver, while the judge refused to award punitive damages to the Oklahoma and Louisiana receivers. The inconsistency in the judgments gives rise to additional appellate issues.

        In addition, a unique aspect of Louisiana appellate law and procedure contributes to our inability to estimate the loss at this time. Louisiana intermediate appellate courts, under certain circumstances, have the authority to conduct a review of not only law, but facts. This means that the appellate court may have the authority to render its own decision on the merits of the case, based on law and facts, which could result in a complete reversal of the judgments (e.g., zero damages) or an affirmation of the verdict (e.g., judgment stands) or somewhere in between.

        As we discussed, we believe, based on the advice of counsel, that that there is a strong chance the appellate ruling will modify the amount awarded in the judgments of the District Court. Based on our review of all of the relevant facts, including the strength of the grounds of our appeal and the appellate court's ability to conduct a fresh review of law and facts, we do not believe the loss relating to the compensatory or punitive damages can reasonably be estimated at this time.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (818) 676-8808.

Very truly yours,



Anthony S. Piszel
Executive Vice President and
Chief Financial Officer

cc: B. Curtis Westen, Esq.
        Maurice Hebert